UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                          DADE BEHRING HOLDINGS, INC.
                          ---------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 per share
                          -----------------------------
                         (Title of Class of Securities)

                                    23342J206
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                         --------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 22, 2002
                           -------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 23342J206                                           Page 2 of 6 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.   [ ]
                                               b.   [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                  Delaware


                            7         Sole Voting Power
Number of
 Shares                                    4,577,515
Beneficially
 Owned By                   8         Shared Voting Power
  Each
Reporting                                  0
 Person
 With                       9         Sole Dispositive Power

                                           4,577,515

                            10        Shared Dispositive Power

                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           4,577,515

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                           [  ]

13       Percent of Class Represented By Amount in Row (11)

                                           11.46%

14       Type of Reporting Person (See Instructions)

                  BD, IA, PN

                                  SCHEDULE 13D

CUSIP No. 23342J206                                           Page 3 of 6 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOHN M. ANGELO

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.   [ ]
                                               b.   [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                  United States


                            7         Sole Voting Power
Number of
 Shares                                    0
Beneficially
 Owned By                   8         Shared Voting Power
  Each
Reporting                                  4,577,515
 Person
 With                       9         Sole Dispositive Power

                                           0

                            10        Shared Dispositive Power

                                           4,577,515

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           4,577,515

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                           [  ]

13       Percent of Class Represented By Amount in Row (11)

                                           11.46%

14       Type of Reporting Person (See Instructions)

                  HC

                                  SCHEDULE 13D

CUSIP No. 23342J206                                           Page 4 of 6 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL L. GORDON

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.   [ ]
                                               b.   [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                  United States


                            7         Sole Voting Power
Number of
 Shares                                    0
Beneficially
 Owned By                   8         Shared Voting Power
  Each
Reporting                                  4,577,515
 Person
 With                       9         Sole Dispositive Power

                                           0

                            10        Shared Dispositive Power

                                           4,577,515

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           4,577,515

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                           [  ]

13       Percent of Class Represented By Amount in Row (11)

                                           11.46%

14       Type of Reporting Person (See Instructions)

                  HC

                                                              Page 5 of 6 Pages

     This Amendment No. 1 to Schedule 13D relates to Common Stock, $0.01 per share ("Shares"), of Dade Behring Holdings, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated November 26, 2002 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to clarify certain information contained in Item 6 of the Initial Statement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

       i)     Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

       ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo"); and

       iii) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

     This statement relates to Shares held for the accounts of certain private investment funds (the "Funds") for which Angelo, Gordon acts as general partner and/or investment adviser.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The text of Item 6 included in the Initial Statement is deleted in its entirety and is replaced with the following:

     On August 1, 2002, the Issuerandcertain of its wholly-owned direct and indirect subsidiaries, including Dade Behring, Inc. ("Dade Behring, Inc."), filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, as amended, with the United States Bankruptcy Court for the Northern District of Illinois (the "Bankruptcy Court"). The Bankruptcy Court confirmed the Issuer's Plan of Reorganization (the "Plan of Reorganization") and the Plan of Reorganization became effective on October 3, 2002. Pursuant to the Plan of Reorganization, Shares were issued to satisfy approximately $650 million of pre-bankruptcy indebtedness on the part of the Issuer, Dade Behring, Inc. and certain of their wholly-owned direct and indirect subsidiaries. As a result, upon the termination of certain pre-bankruptcy senior secured debt and the cancellation of the pre-bankruptcy senior subordinated notes held by certain creditors, including the Funds, the Funds acquired beneficial ownership of the Shares reported herein. The Issuer's registration statement registering the Shares under the Securities Exchange Act of 1934, as amended, became effective on November 22, 2002.

     In addition to the Shares, holders of certain pre-bankruptcy senior debt, including the Funds, also were issued Senior Subordinated Notes due 2010 in the aggregate principal amount of approximately $315.3 million (the "Post-Bankruptcy Senior Notes") by Dade Behring, Inc. Consequently, the Funds currently hold an aggregate amount of approximately $23,673,052 of the Post-Bankruptcy Senior Notes. Interest on the Post-Bankruptcy Senior Notes is payable on a semi-annual basis. Subject to certain restrictions, the Post-Bankruptcy Senior Notes are redeemable, at the option of the Issuer, in whole or in part at any time on not less than 30 nor more than 60 days notice for an amount to be determined pursuant to a formula set forth in the Post-Bankruptcy Senior Notes. The redemption amount will vary depending upon the year during which the notes are redeemed. The Post-Bankruptcy Senior Notes contain covenants providing for, among other things, the payment of a premium to noteholders upon the occurrence of a "change of control."

     Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

                                                              Page 6 of 6 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:  December 2, 2002              ANGELO, GORDON & CO., L.P.

                                     By:      AG Partners, L.P.,
                                              Its General Partner

                                     By:/s/ Michael L. Gordon
                                        ---------------------------------------
                                        Name:  Michael L. Gordon
                                        Title: General Partner

Date:  December 2, 2002              JOHN M. ANGELO


                                     /s/ John M. Angelo
                                     ------------------------------------------

Date:  December 2, 2002              MICHAEL L. GORDON


                                     /s/ Michael L. Gordon
                                     ------------------------------------------